FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                         Form 20-F X        Form 40-F
                                 ----                ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                          Yes                No  X
                             ----               ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                           Yes               No  X
                             ----              ----

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                            Yes               No X
                              ----              ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ENDESA, S.A.

Dated: March 27, 2003         By: /s/ Jacinto Parinete
                                 --------------------------------------------
                              Name:  Jacinto Pariente
                              Title: Manager of North America Investor Relations



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ENDESA Sells Its Stake In REPSOL

    NEW YORK--(BUSINESS WIRE)--March 27, 2003--ENDESA (NYSE:ELE) has given BBVA Bolsa and Morgan Stanley a sales mandate for 36.800.000 shares of REPSOL YPF, which account for 3.01% of its share capital, to be sold to Spanish and foreign investors.
    At yesterdays market prices the transaction amounts to more than Eur 500 Million, a similar figure to the shares' book value in ENDESA.
    This divestiture is contemplated in Endesa's Strategic Plan that was announced in February 2002 and updated in October the same year. This Plan contemplates disposals of non strategic assets for a total amount between Eur.6 - 7 billion in the period 2002-2006.

    CONTACT: ENDESA
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es
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